

Report of Independent Accountants

To Management of Equitable Distributors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) of Equitable Distributors, LLC (the "Company") for the year ended December 31, 2022. Management of Equitable Distributors, LLC is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2022, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total Revenues amount reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 to the Total Revenues amount reported on page 3 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, noting a difference of $779,520 of interest income that was included in the total revenue in the Company's audited financial statements and not listed on the Schedule of Form SIPC-3 Revenues.
2. Compared any amount of Business activities through which revenue was earned reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 with the supporting schedules and working papers, as follows:
    a. Compared the Distribution of shares of registered open end investment companies or unit investment trusts amount of $276,352,896 to the SIPC-3 Rev Workpaper and Trial Balance provided by Candace Scappator, Equitable Distributors Chief Financial Officer, noting no differences.
    b. Compared the Sale of variable annuities amount of $609,422,992 to the SIPC-3 Rev Workpaper and Trial Balance provided by Candace Scappator, Equitable Distributors Chief Financial Officer, noting no differences.
    c. Compared Insurance commissions and fees amount of $45,870,548 to the SIPC-3 Rev Workpaper and Trial Balance provided by Candace Scappator, Equitable Distributors Chief Financial Officer, noting no differences.
3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 and in the related schedules and working papers obtained in procedure 2, as follows:
    a. Recalculated the mathematical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $931,646,436 by summing the individual business activities through which revenue was earned, noting no differences.

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    b. Recalculated the mathematical accuracy of the Distribution of shares of registered open end investment companies or unit investment trusts reflected in the accompanying Schedule of Form SIPC-3 Revenues of $276,352,896 by summing General Ledger Account Numbers 43000340, 42100000, and 42103000 on the Distributors' trial balance ('Distributors Hierarchy Drill' tab in the SIPC-3 workpapers), noting no differences.

    c. Recalculated the mathematical accuracy of the Sale of variable annuities reflected in the accompanying Schedule of Form SIPC-3 Revenues of $609,422,992 by summing General Ledger Account Numbers 43000080, 43000210, 43000110, 43000100, 43000180, 43000330, 43000030, 43000220, 43000050, 43000150, and topside on the Distributors' trial balance ('Distributors Hierarchy Drill w top side' tab in the SIPC-3 workpapers) and then applying the ratio of Variable Insurance Contracts to total insurance based products (which was obtained from the SIPC-3 workpaper and the mathematical accuracy was recalculated using the 'Q4 22 SSOI Map' tab in the Q4 22 FOCUS workpapers), noting no differences.

    d. Recalculated the mathematical accuracy of the Insurance commissions and fees reflected in the accompanying Schedule of Form SIPC-3 Revenues of $45,870,548 by summing General Ledger Account Numbers 43000080, 43000210, 43000110, 43000100, 43000180, 43000330, 43000030, 43000220, 43000050, 43000150, and topside on the Distributors' trial balance ('Distributors Hierarchy Drill w top side' tab in the SIPC-3 workpapers) and then applying the ratio of Non-Variable Insurance Contracts to total insurance based products (which was obtained from the SIPC-3 workpaper and the mathematical accuracy was recalculated using the 'Q4 22 SSOI Map' tab in the Q4 22 FOCUS workpapers), noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and on its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Management of Equitable Distributors and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 24, 2023

Equitable Distributors, LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2022

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$276,352,896	Distribution of shares of registered open end investment companies or unit investment trusts
$609,422,992	Sale of variable annuities
$45,870,548	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$931,646,436	**Total Revenues**